Free Writing Prospectus Filed Pursuant to Rule 433
(Related to Preliminary Prospectus Supplement Dated November 28, 2007)
Registration No. 333-72312
November 28, 2007
Pricing Term Sheet
Kellogg Company
$750,000,000 5.125% Notes due 2012

Issuer:	Kellogg Company
Size:	$750,000,000
Maturity:	December 3, 2012
Coupon:	5.125%
Price:	99.965% of face amount
Yield to maturity:	5.133%
Spread to Benchmark Treasury:	165 bps
Benchmark Treasury:	UST 3.875% due October 31, 2012
Benchmark Treasury Price and Yield:	101-24 1/4; 3.483%
Interest Payment Dates:	June 3 and December 3, commencing June 3, 2008
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 30 basis points
Settlement:	T+3; December 3, 2007
CUSIP:	487836 AZ 1
Ratings (Moody’s/S&P):	A3/BBB+
Book-Running Managers	Barclays Capital Inc.
J.P. Morgan Securities Inc.
SunTrust Robinson Humphrey, Inc.
Co-Managers	BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Lazard Capital Markets LLC
Rabo Securities USA, Inc.
Scotia Capital (USA) Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 888-227-2275 Ext. 2663, J.P. Morgan Securities Inc., collect 212-834-4533 or SunTrust Robinson Humphrey, Inc., toll-free at (800) 685-4786.